FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Heller Jeffrey M.	2. Date of Event Requiring Statement (Month/Day/ Year) 03/20/03		4. Issuer Name and Ticker or Trading Symbol Electronic Data Systems Corporation ("EDS" or "Issuer")
(Last) (First) (Middle) 5400 Legacy Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _____X____Director __________10% Owner _____X____Officer (give below) __________Other (specify below) PRESIDENT AND COO	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Plano Texas 75024			7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	597,374 (1)	D
Common Stock	1,689	I	By Spouse (2)
Common Stock	1,689	I	By Spouse (2)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

 (1)  This amount includes 254,000 unvested restricted stock units granted pursuant to a Rule 16b-3 qualified plan awarded to the Reporting Person on 5/2/94 (120,000 RSUs granted with 12,000 RSUs to still vest on each of 3/2/04 and 3/2/05); 5/2/94 (130,000 RSUs granted which cliff vest on 5/2/09);
       and 1/3/97 (250,000 RSUs granted with 25,000 RSUs to still vest on each of 3/2/04 through 3/2/2007).
(2)  The shares were gifted each to Jeffrey Austin Heller and Robert Brandon Heller in their 2000 Trust Accounts held by Reporting Person's Spouse and Reporting Person as custodians for each of the minor grand children not residing in Reporting Person's household.  [An additional 920 shares were previously gifted by the Reporting Person to each of the minor grand children,  Jeffrey Austin Heller and Robert Brandon Heller as held by Reporting Person's daughter who is the custodian of the Trusts set up for each of the aforementioned minor grandchildren who do not reside in the reporting person's household.]  Reporting Person disclaims beneficial ownership of all such gifts of securities except to the extent of any indirect pecuniary interest he may have therein.

(Over)
SEC 1473 (3-99)

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FORM 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy) 12/17/96 Grant @ $45.0600	(3)	(3)	Common Stock	500,000	$45.0600	D
Employee Stock Option (right to buy) 08/10/98 Grant @ $40.5937	(4)	(4)	Common Stock	300,000	$40.5937	D
Employee Stock Option (right to buy) 04/24/00 Grant @ $68.8125	(4)	(4)	Common Stock	175,000	$68.8125	D
Employee Stock Option (right to buy) 02/06/01 Grant @ $57.5750	(4)	(4)	Common Stock	150,000	$57.5750	D
Phantom Stock - EDP (1 for 1)	imed	(5)	Common Stock	136,060	1 for 1	D

Explanation of Responses:

 (3)  The options granted under Issuer's Amended and Restated Stock Incentive Plan ("SIP") are exercisable on the earlier of Issuer's common stock price being $90.12 or 12/18/06; and
       remain exercisable for five years from the date of exercise eligibility.
(4)  The options granted under Issuer's SIP are fully vested and exercisable immediately.
(5)  Shares of phantom stock under the EDP are issued following termination of the Reporting Person's employment with the Issuer.

                                                                                                                                                        /s/ Linda Epstein                                03/24/03
                                                                                                                                                  _________________________        ___________
                                                                                                                                                                                                    Linda Epstein as Attorney-in-Fact                               Date
                                                                                                                                                                                                    for Jeffrey M. Heller

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).

Note:    File three copies of this Form, one of which must be manually signed.  If space provided is insufficient,
           See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.